COMMISSION FILE NUMBER  1-2257


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):

 [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D
 [ ] Form N-SAR [ ] Form N-CSR


For Period Ended:  March 31, 2007


 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
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Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Trans-Lux Corporation
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Full Name of Registrant


Not applicable
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Former Name if Applicable


110 Richards Avenue
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Address of Principal Executive Office (Street and Number)


Norwalk, CT 06856-5090
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City, State and Zip Code


PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to file its report on Form 10-Q for the quarter ending March 31, 2007 within the prescribed time period because of pending additional information necessary for finalizing its Form 10-Q.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Angela D. Toppi            (203)               853-4321
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       (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


On March 15, 2007, the Company completed an offer to exchange 133 shares of its Common Stock for each $1,000 principal amount of its 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "8 1/4% Notes"). The offer was for up to $9.0 million principal amount, or approximately 50% of the $18.0 million principal amount outstanding of the 8 1/4% Notes. A total of $7.8 million principal amount of the 8 1/4% Notes were exchanged, leaving $10.1 million principal amount of the 8 1/4% Notes outstanding. A total of 1,041,257 shares of Common Stock were issued in the exchange. In accordance with FASB No. 84 "Induced Conversions of Convertible Debt," the Company recorded a one-time, non-cash, non-tax deductible cost of early extinguishment of debt and additional amortization of prepaid financing costs aggregating $1,475,000 in interest expense as a result of the exchange offer. The consolidated results of operations will not reflect any other significant changes.



                             Trans-Lux Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




May 15, 2007

                                       By:  /s/ Angela D. Toppi
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                                            Angela D. Toppi
                                            Executive Vice President
                                            and Chief Financial Officer


INSTRUCTION: The form may be signed by executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).